Exhibit 99.1

Ballard Inks $25M Deal With Broad-Ocean For Fuel Cell Engine Manufacture & Sales in China

VANCOUVER, BC and ZHONGSHAN, China, Feb. 16, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a definitive agreement relating to technology transfer, licensing and supply arrangements with strategic partner Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"; www.broad-ocean.com/en/index.html) for the assembly and sale of FCveloCity® 30-kilowatt (kW) and 85kW fuel cell engines in China. Under the deal, Broad-Ocean will manufacture fuel cell modules in three strategic regions in China, including Shanghai. The deal has an estimated value of approximately $25 million in revenue to Ballard over the initial 5-year term, including $12 million in Technology Solutions revenue.

Randy MacEwen, Ballard President and CEO said, "Converging macro trends in China, including large-scale urbanization, continued build-out of mass urban transportation, degrading air quality and a mandate to address climate change, together present an historic opportunity for zero-emission fuel cell solutions in the world's largest mobility market. Our strategic partnership with Broad-Ocean is a central piece in our China strategy, premised on the establishment of a comprehensive local fuel cell supply chain and related ecosystem to address the fast-growing clean energy bus and commercial vehicle markets."

Mr. MacEwen continued, "We are thrilled to have Broad-Ocean as a key partner to accelerate adoption of fuel cell-powered heavy-duty vehicles in China. Ballard's fuel cell modules will be locally manufactured in key Chinese markets by Broad-Ocean, a highly-regarded company that has manufacturing scale, supply chain muscle, operations excellence, relationships with government and with bus and commercial vehicles OEMs, and a strong balance sheet. Ballard will also benefit from Broad-Ocean's demand pull-through of fuel cell vehicles for use in its own new energy vehicle leasing business."

Mr. Charles Lu, Founder and Chairman of Broad-Ocean added, "Hydrogen fuel cells are entering an exciting new growth phase in China and we intend to be at the forefront. We believe that this cooperation between Ballard and Broad-Ocean combines the strengths of both companies and will put us in a leading position in this new hydrogen fuel cell growth phase in China."

In each of the three assembly operation locations, Broad-Ocean plans to engage with local governments as well as with bus and commercial vehicle OEMs for deployment of fuel cell buses and commercial vehicles incorporating Ballard-designed modules manufactured by Broad-Ocean.

Broad-Ocean will make payments to Ballard at closing and based on certain commissioning milestones, initial supply agreements, and recurring royalty payments. Ballard will also have the exclusive right to purchase fuel cell engines from any of the Broad-Ocean manufacturing operations for sale outside China.

Each fuel cell engine assembled by Broad-Ocean will utilize FCvelocity®-9SSL fuel cell stacks, initially manufactured by Ballard at its Vancouver HQ facility. Stack supply will be transferred to Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("JVCo"), the joint venture owned by Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") and Ballard in the City of Yunfu in China's Guangdong Province, once JVCo becomes fully operational, expected in late-2017. From that time forward, Ballard will supply membrane electrode assemblies (MEAs) on an exclusive basis for stacks manufactured by JVCo.

This transaction is subject to customary closing conditions and is expected to close by Q2 2017.

Founded in 1994, Broad-Ocean is headquartered in the City of Zhongshan in Guangdong Province and is listed on the Shenzhen Stock Exchange. The Company is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles (EVs), including buses, commercial vehicles and passenger vehicles, and for heating, ventilation and air conditioning (HVAC). Broad-Ocean produces more than 50 million motors annually for customers on 5 continents. On August 18, 2016 Broad-Ocean became Ballard's largest shareholder following an investment of $28.3 million in Ballard common shares, representing approximately 9.9% of Ballard's outstanding common shares following the transaction.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 16-FEB-17